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                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-53108


                           PROSPECTUS SUPPLEMENT NO. 4
                     (TO PROSPECTUS DATED JANUARY 26, 2001)
                                  COMMON STOCK
                              NEOTHERAPEUTICS, INC.


     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, as amended (No. 333-53108) filed on January 2, 2001, is hereby incorporated by reference into this prospectus supplement.

     See "Risk Factors" beginning on page 2 of the prospectus to read about factors you should consider before buying shares of the common stock.

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     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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            The date of this prospectus supplement is May 17, 2001.

PLAN OF DISTRIBUTION

     Pursuant to this prospectus supplement, we are offering 900,000 shares of our common stock and a warrant to purchase an additional 180,000 shares of our common stock to Montrose Investments, Ltd., an institutional investor, and 500,000 shares of our common stock and a warrant to purchase an additional 100,000 shares of our common stock to Strong River Investments, Inc, an institutional investor. The common stock and warrants will be purchased at a negotiated aggregate purchase price of $5,950,000, based on a purchase price per share of $4.25.

     The warrants will have an exercise price of $6.00 per share and will be exercisable at any time after the earlier to occur of (i) December 31, 2002;
(ii) a date specified in a written notice from the registered holder of the warrant, which date shall be not less than 65 days after the date of the written notice; or (iii) one business day prior to the occurrence of any of the following:

     o a reclassification of our common stock, any consolidation or merger of us with or into another entity;

     o    a sale or transfer of all or substantially all of our assets;

     o a compulsory share exchange pursuant to which our common stock is converted into other securities, cash or property;

     o we declare any dividend or distribution of any kind on our common stock;

     o we authorize the granting to all holders of our common stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

     o we authorize the voluntary dissolution, liquidation or winding up of our affairs.

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The warrants will expire if not exercised on or prior to May 17, 2006. The shares of Common Stock underlying the warrants, when issued upon exercise of the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common stock.

     The warrants contains provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:

     o    merger,

     o    stock split or reverse stock split,

     o    stock dividend,

     o    recapitalization, or

     o    distribution of assets (other than a liquidation).

We are not required to issue fractional shares upon the exercise of the warrants. The holders of the warrants will not possess any rights as shareholders of NeoTherapeutics until such holders exercise the warrants.

     Each warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the form of "Election to Purchase" attached to the warrant completed and executed as indicated, accompany by payment of the exercise price in immediately available funds, by certified or bank check or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. The warrants contain provisions for cashless exercise based on the fair market value of our common stock at the time of exercise, which is defined to be the average of the closing sale price of our common stock for the five trading days immediately preceding the date of exercise.

     For the life of the warrants, the holders thereof have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holders may be expected to exercise the warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we an obtain additional capital during the life of the warrants may be adversely affected.

     The warrants will not be listed on any exchange or quotation system. We will act as warrant agent under the warrants.

     This prospectus supplement also relates to the issuance of up to 280,000 shares of common stock upon exercise of the warrants. Each warrant may be exercised in whole or in part by delivering the warrant to us at our corporate offices together with a Form of Election to Purchase completed by the registered holder of the warrant and payment of the exercise price of $6.00 per share purchased in immediately available funds. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase.

     In connection with this offering we are paying a finder's fee to Brighton Capital Ltd. consisting of a cash payment of $297,500 and a warrant to purchase 29,750 shares of our common stock at an exercise price of $15 per share.

USE OF PROCEEDS

     The net proceeds to us from this sale will be approximately $5,950,000. We plan to use the net proceeds for general corporate purposes, including:

     *    Working capital

     *    Capital expenditures


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     *    Research and development

     *    General and administrative expenses

MARKET FOR OUR COMMON STOCK

     On May 16, 2001, the last reported sales price of our common shares on the Nasdaq National Market was $4.37 per share. Our common stock is listed on the Nasdaq National Market under the symbol "NEOT."

     As of May 16, 2001 and before the issuance of shares pursuant to this prospectus supplement, we had 19,336,791 shares of common stock outstanding.

GENERAL

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.


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